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                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  ------------

                                    FORM 6-K
                            Report of Foreign issuer

                    Pursuant to Rule 13a-16 or 15d-16 of the
                         Securities Exchange Act of 1934

                                   -----------

                            For the Month of May 2003

                                  ------------

                         (Commission File. No 0-20390).

                                   -----------

                            ID BIOMEDICAL CORPORATION
             -------------------------------------------------------
                  (Translation of registrant's name in English)

              1510 - 800 WEST PENDER STREET, VANCOUVER, BC V6C 2V6
             -------------------------------------------------------
              (Address of principal executive offices and zip code)

        Registrant's Telephone Number, including area code: 604-431-9314
                                                            ------------

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

                                             Form 20-F           40-F   X
                                                       -----          -----

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

                                             Yes:                No:   X
                                                  -----              -----


Portland
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                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                            ID Biomedical Corporation

                                            By: /s/ ANTHONY HOLLER
                                                --------------------------------
                                                Anthony F. Holler,
                                                Chief Executive Officer

Date: May 15, 2003


Portland
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                                                            1510-800 West Pender
[ID BIOMEDICAL LOGO]                                 Vancouver, British Columbia
                                                                 CANADA, V6C 2V6


                                  NEWS RELEASE

FOR IMMEDIATE RELEASE
TRADING SYMBOLS - NASDAQ - "IDBE", TSE - "IDB"


Contacts:      ID Biomedical Corporation
               Dean Linden
               Manager, Corporate Communications
               (604) 431-9314
               www.idbiomedical.com


For Immediate Release


                  ID BIOMEDICAL ANNOUNCES PRICING OF PREVIOUSLY
                               ANNOUNCED FINANCING

VANCOUVER, BC- MAY 15, 2003 - ID Biomedical Corporation ("ID Biomedical") announced today that it has entered into an agreement with a syndicate of underwriters in connection with its previously announced offering of 2,610,000 common shares. The offering price for the common shares will be US$8.50 per share. In addition, ID Biomedical has granted the underwriters an option, exercisable for a period of 30 days after closing, to purchase up to an additional 390,000 common shares at the offering price to cover over-allotments, if any. The closing of the offering is subject to usual conditions and is expected to take place on or about May 28, 2003.

When available, a copy of the preliminary prospectus may be obtained from either CIBC World Markets Corp., 417 Fifth Avenue, Second Floor, New York, NY 10016, U.S.A. or CIBC World Markets Inc., 161 Bay Street, 6th Floor, Toronto, Ontario M5J 2S8.

CIBC World Markets is the lead underwriter in a syndicate which includes Canaccord Capital, RBC Capital Markets, Dlouhy Merchant Group, TD Securities, Desjardins Securities and Well Fargo Securities.

The net proceeds of the offering will be used to continue the clinical and manufacturing development of ID Biomedical's subunit intranasal FluINsure(TM) vaccine and subunit StreptAvax(TM) vaccine, as well as for working capital requirements and other general corporate purposes.


Document: 1132929:02
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A registration statement relating to these securities has been filed with the
Securities and Exchange Commission but has not yet become effective. These securities may not be sold nor may offers to buy be accepted prior to the time that the registration statement becomes effective. This communication shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any State in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such State.


ABOUT ID BIOMEDICAL

ID Biomedical is biotechnology company focused on the development of proprietary subunit vaccine products, including those based on its Proteosome(TM) platform intranasal adjuvant/delivery technology.

ID Biomedical is developing subunit vaccines for the prevention of a number of different diseases, as well as vaccines against biological warfare agents. The Company's lead products in clinical development are the FluINsure(TM) intranasal influenza (flu) vaccine and the StreptAvax(TM) group A streptococcal vaccine. Additionally, the Company has several vaccines in preclinical development.

THE FOREGOING INFORMATION CONTAINS SO-CALLED FORWARD-LOOKING STATEMENTS. THESE INCLUDE STATEMENTS ABOUT ID BIOMEDICAL'S EXPECTATIONS, BELIEFS, INTENTIONS OR STRATEGIES FOR THE FUTURE, WHICH IT INDICATES BY WORDS OR PHRASES SUCH AS "ANTICIPATE", "EXPECT", "INTEND", "PLAN", "WILL", "WE BELIEVE", "ID BIOMEDICAL BELIEVES", "MANAGEMENT BELIEVES" AND SIMILAR LANGUAGE. ALL FORWARD-LOOKING STATEMENTS ARE BASED ON ID BIOMEDICAL'S CURRENT EXPECTATIONS AND ARE SUBJECT TO RISKS UNCERTAINTIES AND TO ASSUMPTIONS MADE. IMPORTANT FACTORS THAT COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE EXPRESSED OR IMPLIED BY SUCH FORWARD-LOOKING STATEMENTS INCLUDE: (I) THE ABILITY TO SUCCESSFULLY COMPLETE PRECLINICAL AND CLINICAL DEVELOPMENT OF ITS PRODUCTS; II) THE ABILITY TO OBTAIN AND ENFORCE TIMELY PATENT AND INTELLECTUAL PROPERTY PROTECTION FOR ITS TECHNOLOGY AND PRODUCTS; III) THE ABILITY TO AVOID, EITHER BY PRODUCT DESIGN, LICENSING ARRANGEMENT OR OTHERWISE, INFRINGEMENT OF THIRD PARTIES' INTELLECTUAL PROPERTY; IV) DECISIONS, AND THE TIMING OF DECISIONS, MADE BY THE HEALTH REGULATORY AGENCIES REGARDING APPROVAL OF ITS PRODUCTS FOR HUMAN TESTING; V) THE ABILITY TO COMPLETE AND MAINTAIN CORPORATE ALLIANCES RELATING TO THE DEVELOPMENT AND COMMERCIALIZATION OF ITS TECHNOLOGY AND PRODUCTS; VI) MARKET ACCEPTANCE OF ITS TECHNOLOGY AND PRODUCT; AND (VII) THE COMPETITIVE ENVIRONMENT AND IMPACT OF TECHNOLOGICAL CHANGE. ID BIOMEDICAL BASES ITS FORWARD-LOOKING STATEMENTS ON INFORMATION CURRENTLY AVAILABLE TO IT, AND ASSUMES NO OBLIGATION TO UPDATE THEM.


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